



THE POWER OF MEDICINE, REINVENTED

Q3 2018
Earnings Conference Call

November 5, 2018

Safe Harbor

This presentation may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "will," "may," "believe," "expect," "anticipate," "estimate," "project," "guidance" and similar expressions, and (as applicable) the negatives thereof, identify forward-looking statements, each of which speaks only as of the date the statement is made. Although we believe that our forward-looking statements are based on estimates and assumptions made within the bounds of our knowledge of our business and operations, our business and operations are subject to significant risks and as a result there can be no assurance that actual results of our research, development and commercialization activities and the results of our business and operations will not differ materially from the results contemplated in such forward-looking statements. These risks include: (i) risks relating to our exchangeable senior notes including use of the net proceeds from the offering of the notes and other future events related to the notes; (ii) risks relating to the divestiture of our former pediatric business including whether such divestiture will be accretive to our operating income and cash flow; (iii) risks relating to our license agreement with Serenity Pharmaceuticals, LLC including that a potential competitive product, and patent litigation with the manufacturer of that product, could have a material adverse impact on our ability to successfully exploit any market opportunity for the drug desmopressin acetate (the "Drug") which we are marketing under the brand name Noctiva™, our internal analyses may overstate the market opportunity in the United States for the Drug or we may not effectively exploit such market opportunity, that significant safety or drug interaction problems could arise with respect to the Drug, that we may not successfully increase awareness of nocturia and the potential benefits of the Drug, and that the need for management to focus attention on the development and commercialization of the Drug could cause our ongoing business operations to suffer; and (iv) the other risks, uncertainties and contingencies described in the Company's filings with the U.S. Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2017. Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of the date they are made, and are not guarantees of future performance. We do not undertake any obligation to publicly update or revise these forward-looking statements.

Non-GAAP Financial Results



*Reconciliations from GAAP to Non-GAAP can be found in the appendix

(in $000s, except for per share amounts)	Three Months Ended		
	09/30/18	06/30/18	09/30/17
Total revenues	$ 19,826	$ 29,230	$ 39,675
Cost of products	3,120	3,512	3,790
Research and development expenses	11,402	11,890	8,095
Selling, general and admin expenses	24,829	27,843	11,563
Operating expenses	39,351	43,245	23,448
Contingent consideration payments and accruals	3,182	5,060	7,264
Operating (loss) income	**(22,707)**	**(19,075)**	**8,963**
Investment income and other income (expense), net	162	478	1,110
Interest expense	(1,617)	(1,617)	(263)
Other expense - contingent consideration payments and accruals	(484)	(751)	(963)
(Loss) income before income taxes	**(24,646)**	**(20,965)**	**8,847**
Income tax (benefit) provision	(677)	(704)	5,100
Net (loss) income	**$ (23,969)**	**$ (20,261)**	**$ 3,747**
Net (loss) income per share - diluted	**$ (0.65)**	**$ (0.55)**	**$ 0.09**
Weighted average number of shares outstanding - diluted	**36,904**	**36,772**	**41,339**

GAAP Financial Results



(in $000s, except for per share amounts)	Three Months Ended		
	09/30/18	06/30/18	09/30/17
Total revenues	$ 19,826	$ 29,230	$ 39,675
Cost of products	3,120	3,512	3,790
Research and development expenses	11,402	11,890	8,095
Selling, general and admin expenses	24,829	27,843	11,563
Intangible asset amortization	1,620	1,609	564
Restructuring costs	65	50	(549)
Operating expenses	41,036	44,904	23,463
Gain- changes in fair value of related party contingent consideration	(7,115)	(12,889)	(9,906)
Operating (loss) income	**(14,095)**	**(2,785)**	**26,118**
Investment income and other income (expense), net	208	583	977
Interest expense	(3,000)	(2,980)	(263)
Other income - changes in fair value of related party payable	425	1,402	768
(Loss) income before income taxes	**(16,462)**	**(3,780)**	**27,600**
Income tax (benefit) provision	(691)	(342)	5,921
Net (loss) income	**$ (15,771)**	**$ (3,438)**	**$ 21,679**
Net (loss) income per share - diluted	**$ (0.43)**	**$ (0.09)**	**$ 0.52**
Weighted average number of shares outstanding - diluted	**36,904**	**36,772**	**41,339**

Cash Flow Summary



in $000's	Nine Months ended September 30,	
	2018	**2017**
TOTAL Cash and Marketable Securities		
Beginning Balance	$ 94,075	$ 154,195
Operating cash flows (excl earnouts and interest and tax payments)	(36,197)	73,258
Earnout payments	(18,615)	(28,175)
Interest payments	(2,965)	-
Tax payments	(413)	(14,605)
Total Operating Cash Flows	(58,190)	30,478
Issuance of exchangeable notes, net of issuance costs	137,560	-
Share repurchases	(27,637)	(16,707)
Purchases of intangible assets	(20,000)	(52,139)
Warrant and stock option exercises	3,446	376
Royalty payments	(645)	(961)
Other	(3,347)	368
Total Investing and Financing Cash Flows	89,377	(69,063)
Total Change in Cash and Marketable Securities	31,187	(38,585)
Ending Balance	$ 125,262	$ 115,610

2018 Guidance



	Current Guidance	Previous Guidance
Revenue - Total	**$90M - $105M**	**$90M - $105M**
Revenue - Noctiva	**< $5M**	**$5M - $10M**
SG&A Expense	**$85M - $95M**	**$80M - $90M**
R&D Expense	**$40M - $50M**	**$40M - $50M**
Cash Interest Expense	***$6M***	***$6M***
Income Tax Benefit – Non-GAAP	***0% - 10%***	***0% - 10%***

2018 Updated Guidance

APPENDIX

GAAP to NON-GAAP Reconciliations



(in $000s, except for per share amounts)

	GAAP	Intangible asset amortization	Foreign exchange (gain)/loss	Restructuring impacts	Equity securities unrealized (gain)/loss impact	Amortization of debt discount and debt issuance costs	Contingent related party payable fair value remeasurements	Contingent related party payable paid/accrued	Total Adjustments	Adjusted GAAP
								Include		
		Exclude								
Product sales	$ 19,826	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 19,826
License revenue	-	-	-	-	-	-	-	-	-	-
Total revenue	19,826	-	-	-	-	-	-	-	-	19,826
Cost of products	3,120	-	-	-	-	-	-	-	-	3,120
Research and development expenses	11,402	-	-	-	-	-	-	-	-	11,402
Selling, general and administrative expenses	24,829	-	-	-	-	-	-	-	-	24,829
Intangible asset amortization	1,620	(1,620)	-	-	-	-	-	-	(1,620)	-
Gain - changes in fair value of related party contingent consideration	(7,115)	-	-	-	-	-	7,115	3,182	10,297	3,182
Restructuring costs	65	-	-	(65)	-	-	-	-	(65)	-
Total operating expenses	33,921	(1,620)	-	(65)	-	-	7,115	3,182	8,612	42,533
Operating (loss) income	(14,095)	1,620	-	65	-	-	(7,115)	(3,182)	(8,612)	(22,707)
Investment and other income (expense), net	208	-	7	-	(53)	-	-	-	(46)	162
Interest Expense	(3,000)	-	-	-	-	1,383	-	-	1,383	(1,617)
Other income - changes in fair value of related party payable	425	-	-	-	-	-	(425)	(484)	(909)	(484)
(Loss) income before income taxes	(16,462)	1,620	7	65	(53)	1,383	(7,540)	(3,666)	(8,184)	(24,646)
Income tax (benefit) provision	(691)	341	-	-	4	-	(186)	(145)	14	(677)
Net (loss) income	$ (15,771)	$ 1,279	$ 7	$ 65	$ (57)	$ 1,383	$ (7,354)	$ (3,521)	$ (8,198)	$ (23,969)
Net (loss) income per share - diluted	$ (0.43)	$ 0.03	$ -	$ -	$ -	$ 0.04	$ (0.20)	$ (0.10)	$ (0.22)	$ (0.65)
Weighted average number of shares outstanding - Diluted	36,904	36,904	36,904	36,904	36,904	36,904	36,904	36,904	36,904	36,904

GAAP to Non-GAAP adjustments for the three months ended September 30, 2018

GAAP to NON-GAAP Reconciliations



(in $000s, except for per share amounts)

		GAAP to Non-GAAP adjustments for the three months ended June 30, 2018								
		Exclude						*Include*		
	GAAP	Intangible asset amortization	Foreign exchange (loss) gain	Restructuring impacts	Equity Securities unrealized gain/loss	Amortization of debt discount and debt issuance costs	Contingent related party payable fair value remeasurements	Contingent related party payable paid/accrued	Total Adjustments	Adjusted GAAP
Product sales	$ 29,116	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 29,116
License revenue	114	-	-	-	-	-	-	-	-	114
Total revenue	29,230	-	-	-	-	-	-	-	-	29,230
Cost of products	3,512	-	-	-	-	-	-	-	-	3,512
Research and development expenses	11,890	-	-	-	-	-	-	-	-	11,890
Selling, general and administrative expenses	27,843	-	-	-	-	-	-	-	-	27,843
Intangible asset amortization	1,609	(1,609)	-	-	-	-	-	-	(1,609)	-
Gain - changes in fair value of related party contingent consideration	(12,889)	-	-	-	-	-	12,889	5,060	17,949	5,060
Restructuring costs	50	-	-	(50)	-	-	-	-	(50)	-
Total operating expenses	32,015	(1,609)	-	(50)	-	-	12,889	5,060	16,290	48,305
Operating (loss) income	(2,785)	1,609	-	50	-	-	(12,889)	(5,060)	(16,290)	(19,075)
Investment and other income (expense), net	583	-	7	-	(112)	-	-	-	(105)	478
Interest Expense	(2,980)	-	-	-	-	1,363	-	-	1,363	(1,617)
Other Expense - changes in fair value of related party payable	1,402	-	-	-	-	-	(1,402)	(751)	(2,153)	(751)
(Loss) income before income taxes	(3,780)	1,609	7	50	(112)	1,363	(14,291)	(5,811)	(17,185)	(20,965)
Income tax (benefit) provision	(342)	338	-	-	(2)	-	(471)	(227)	(362)	(704)
Net (loss) income	$ (3,438)	$ 1,271	$ 7	$ 50	$ (110)	$ 1,363	$ (13,820)	$ (5,584)	$ (16,823)	$ (20,261)
Net (loss) income per share - diluted	*$ (0.09)*	*$ 0.03*	*$ -*	*$ -*	*$ -*	*$ 0.04*	*$ (0.38)*	*$ (0.14)*	*$ (0.46)*	*$ (0.55)*
Weighted average number of shares outstanding - Diluted	36,772	36,772	36,772	36,772	36,772	36,772	36,772	36,772	36,772	36,772


(in $000s, except for per share amounts)

	GAAP	**Exclude** Intangible asset amortization	Foreign exchange (loss) gain	Restructuring impacts	Contingent related party payable fair value remeasurements	**Include** Contingent related party payable paid/accrued	Total Adjustments	Adjusted GAAP
Product sales	$ 39,147	$ -	$ -	$ -	$ -	$ -	$ -	$ 39,147
License revenue	528	-	-	-	-	-	-	528
Total revenue	39,675	-	-	-	-	-	-	39,675
Cost of products	3,790	-	-	-	-	-	-	3,790
Research and development expenses	8,095	-	-	-	-	-	-	8,095
Selling, general and administrative expenses	11,563	-	-	-	-	-	-	11,563
Intangible asset amortization	564	(564)	-	-	-	-	(564)	-
Changes in fair value of related party contingent consideration	(9,906)	-	-	-	9,906	7,264	17,170	7,264
Restructuring costs	(549)	-	-	549	-	-	549	-
Total operating expenses	13,557	(564)	-	549	9,906	7,264	17,155	30,712
Operating income (loss)	26,118	564	-	(549)	(9,906)	(7,264)	(17,155)	8,963
Investment and other income (expense), net	977	-	133	-	-	-	133	1,110
Interest Expense	(263)	-	-	-	-	-	-	(263)
Other Expense - changes in fair value of related party payable	768	-	-	-	(768)	(963)	(1,731)	(963)
Income (loss) before income taxes	27,600	564	133	(549)	(10,674)	(8,227)	(18,753)	8,847
Income tax provision (benefit)	5,921	201	-	-	(507)	(515)	(821)	5,100
Net income (loss)	$ 21,679	$ 363	$ 133	$ (549)	$ (10,167)	$ (7,712)	$ (17,932)	$ 3,747
Net income (loss) per share - diluted	$ 0.52	$ 0.01	$ -	$ (0.01)	$ (0.25)	$ (0.19)	$ (0.43)	$ 0.09
Weighted average number of shares outstanding - Diluted	41,339	41,339	41,339	41,339	41,339	41,339	41,339	41,339

GAAP to Non-GAAP adjustments for the three months ended September 30, 2017